A17
2/17/04

UF 2-11-04

SE[barcode] COMMISSION
[barcode] 49

04001995

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16463

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services, Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 6th Avenue West
(No. and Street)

E. Northport, NY 11731
(City) (State) (Zip Code)

RECEIVED FEB 11 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz 631-261-7495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald A. Greene
(Name – *if individual, state last, first, middle name*)

20 Crossways Park North, Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/2

OATH OR AFFIRMATION

I, Arnold Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services, Corp, as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2-6-04

Notary Public

JOAN M. STELLATO
Notary Public, State of New York
No. 01ST5017354
Qualified in Suffolk County
Commission Expires August 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

January 19, 2004

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

In accordance with my engagement, I have examined the Balance Sheet of Investors Planning Services Corp as of December 31, 2003 and the related Income Statement, Statement of Cash Flow, Statement of Changes in Retained Earnings, and Schedule of Computation of Net Capital for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records as I considered necessary in the circumstances.

In my opinion, the financial statement present fairly the financial position of Investors Planning Services Corp. as of December 31, 2003, and the results of its operations for the year then ended in comformity with generally accepted accounting principles consistently applied.

Respectfully submitted,

Ronald A.Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

January 19, 2004

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Investors Planning Services Corp. has as its collection agent the National Association of Security Dealers, Inc. It has a certification of exclusion from membership (Form SIPC-3) for the period from January 1, 2003 to December 31, 2003. The exclusion was mailed on January 5, 2004.

Investors Planning Services Corp. is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and is exempt from Rule 15-C 3-3 as the Broker-Dealer does not hold any cash or securities for the customer.

Respectfully, submitted,

Ronald A. Greene CPA

Ronald A. Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

January 19, 2004

Investors Planning Services Corp.
641 6th Avenue W.
E. Northport, NY 11731

Dear Mr. Katz:

During the course of my examingation of Investors Planning Services Corp. , no material inadequacies were found to exist. . There was no material difference between the adutied computation of net capital and the unaudited Part 11A report issued to you.

Resectfully submitted,

Ronald A. Greene CPA

Ronald A. Greene CPA

INVESTORS PLANNING SERVICES, CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2003

ASSETS

Current Assets		
Cash in banks		
Checking	$ 10,257	
Funds	27,551	
Commissions Receivable	17,912	
TOTAL ASSETS		$ 55,720

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Accrued Taxes	$ 400	
Commissions Payable	12,774	
Total Current Liabilities		$ 13,174
Stockholders Equity		
Capital Stock	10,000	
Paid in Capital	2,905	
Permanent Capital Infusion	2,500	
Retained Earnings	27,141	
Total Stockholders Equity		42,546
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		$ 55,720

INVESTORS PLANNING SERVICES, CORP.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31,2003

INCOME		
Commission Income	$ 125,783	
Interest Income	820	
Miscellaneous Income	161	
Gain on Funds	5,004	
Total Income		$ 131,768
Operating Expenses		
NASD Fees	2,133	
Officers Salaries	16,500	
Postage	769	
Printing	468	
Accounting	925	
Continuing Education Courses	138	
SEP/IRA	1,650	
Payroll Taxes	2,500	
Telephone	1,364	
Promotion	510	
Florida Fees	259	
Service Charges	50	
Seminars	1,149	
Insurance	1,288	
Licenses	190	
Petty Cash	40	
Office Expenss	544	
AOL Expenses	179	
Commissions	86,257	
Subscriptions	300	
Total Operating Expenses		117,213
Net Income		$ 14,555

INVESTORS PLANNING SERVICES, CORP.
STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Retained Earnings, January 1, 2003	$ 12,586
Net Income for the year	14,555
Retained Earnings, December 31, 2003	$ 27,141

INVESTORS PLANNING Services, Corp.
STATESMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Net Income	$ 14 555
Adjustments to reconcile net income	
Increase in Accounts Receivable	(10,030)
Increase in Accounts Payable	6,308
Net Cash Provided by Operations	10,833
Cash and Cash Equivalents January 1, 2003	26,975
Cash and Cash Equivalents December 31, 2003	$ 37,808

INVESTORS PLANNING SERVICES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31,2003

Capital - December 31, 2003	$ 42.546
Less: 9% of securities	2,480
Net Capital	40,066
Less: A1 Statuary Requirement	878
Less: Minimum Dollar Capital Requirement	5,000
Net Capital Requirement Grater Amount	5,000
Excess Net Capital	35,066
Escess Net Capital at 1000%	$ 38.748

RONALD A. GREENE